EXHIBIT 99.1

Teck Reports Unaudited Fourth Quarter Results for 2022

High commodity prices drive record annual financial performance

VANCOUVER, British Columbia, Feb. 21, 2023 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2022.

"We achieved a number of financial performance records in 2022, driven by the continued strong commodity price environment and the resilience of our teams, who successfully managed through short-term production challenges in the fourth quarter,” said Jonathan Price, CEO. “We are well positioned to execute on our strategic priorities in 2023 and expect a transformational year with the commissioning and ramp-up of our QB2 project."

Highlights

  Adjusted profit attributable to shareholders1 of $558 million or $1.09 per share in Q4 2022 and a record $4.9 billion or $9.25 per share for the year.
  Profit from continuing operations attributable to shareholders of $247 million or $0.48 per share in Q4 2022 and a record $4.1 billion or $7.77 per share for the year.
  Adjusted EBITDA1 was $1.3 billion in Q4 2022 and a record $9.6 billion for the year. Profit before tax from continuing operations was $594 million in Q4 2022 and $6.6 billion for the year.
  We generated cash flows from operations of $8.0 billion in the year, ending the year with a cash balance of $1.9 billion. Our liquidity as at February 20, 2023 is $8.2 billion, including $2.8 billion of cash.
  We have continued to de-lever our balance sheet, purchasing and redeeming US$1.0 billion of our notes between January 2022 and February 2023.
  On February 18, 2023, the Board approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend, payable on March 31, 2023 to shareholders of record on March 15, 2023, and authorized up to a $250 million share buyback.
  At QB2, we are in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills.
  Our QB2 capital cost guidance remains unchanged from our previous disclosures.
  In Q4 2022, our copper business unit gross profit declined by 44% from a year ago due to a decrease in the average realized copper price to US$3.72 per pound and lower sales volumes.

  In Q4 2022, our zinc business unit gross profit decreased by 74% from a year ago primarily due to a decline in the average realized zinc price to US$1.38 per pound and the impact of the extended major maintenance activities on the KIVCET boiler at our Trail Operations.
  Gross profit in our steelmaking coal business unit decreased by 42% in Q4 2022 compared to the same period last year due to a decrease of 21% in realized steelmaking coal prices, a two-month plant outage at our Elkview Operations and the impact of extreme weather events in December on our logistics chain.
  We completed the sale of our interest in Fort Hills to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TotalEnergies) for aggregate gross proceeds of approximately $1 billion in cash on February 2, 2023. We do not anticipate any tax payable on the disposal.
  Our High Potential Incident Frequency for the full year 2022 was the lowest ever at a rate of 0.10, down 23% compared to 2021.
  We were named to the S&P Dow Jones Sustainability World Index for the 13th consecutive year and recognized as the #1 company in the Metals and Mining sector. We were recognized in January as one of the 2022 Global 100 Most Sustainable Corporations by Corporate Knights.
  Teck Resources Limited announced today the reorganization of its business to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. We also announced a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck. Please refer to our separate news releases with respect to these matters.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q4 2022

Financial Metrics (CAD$ in millions, except per share data)	Q4 2022	Q4 2021
Revenue	$3,140	$4,196
Gross profit	$1,154	$2,114
Gross profit before depreciation and amortization[1]	$1,538	$2,489
Profit from continuing operations before taxes	$594	$2,246
Adjusted EBITDA[1]	$1,333	$2,521
Profit from continuing operations attributable to shareholders	$247	$1,534
Adjusted profit attributable to shareholders[1]	$558	$1,377
Basic earnings per share from continuing operations	$0.48	$2.88
Diluted earnings per share from continuing operations	$0.47	$2.83
Adjusted basic earnings per share[1]	$1.09	$2.58
Adjusted diluted earnings per share[1]	$1.07	$2.54

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2

Key Updates

Executing on our Copper Growth strategy – QB2 a long-life, low-cost operation with major expansion potential

  QB2 is in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills. Our focus continues to be on system completion and handover as part of the continuous commissioning and ramp-up plan through 2023.
  Our QB2 construction capital cost guidance remains unchanged from our prior disclosure.
  We continue to expect QB2 to reach full capacity by end of 2023. As a result of recent changes to IFRS, we are required to recognize sales proceeds and related costs associated with products sold during the ramp-up and commissioning phase of QB2 through earnings rather than capitalizing these amounts. We expect this to increase our unit operating costs1 for QB2 during ramp-up. Once QB2 is running at full production rates, we expect the average net cash unit costs1 will be between US$1.40 per pound and US$1.60 per pound.
  Copper production from 2024 to 2026 is expected to be between 545,000 and 640,000 tonnes per year, including QB2.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Sustainability leadership

  Teck is currently ranked #1 in the Metals and Mining Industry on the S&P Corporate Sustainability Assessment, #3 in the Diversified Metals industry by Sustainalytics, #1 among North America Metals and Mining Companies by Moody's ESG and ranked AA by MSCI for ESG performance.
  We announced a long-term clean power purchase agreement with AES Andes to provide 1,069 Gigawatt hours per year of energy that will result in QB2 having 100% clean renewable power starting in 2025.

Guidance

  On January 30, 2023, we disclosed our 2023 guidance. Guidance disclosed in this news release is unchanged from our previous disclosures.
  Summary guidance for 2023 is outlined below and our usual guidance tables, including three-year production guidance, can be found on pages 27 — 32 of Teck’s full fourth quarter results for 2022 at the link below.

3

2023 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	390 - 445
Zinc (000’s tonnes)	645 - 685
Refined zinc (000’s tonnes)	270 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q1 2023
Red Dog zinc in concentrate sales (000’s tonnes)	165 - 185
Steelmaking coal sales (million tonnes)	6.0 - 6.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.60 - 1.80
Zinc net cash unit costs (US$/lb.)[1]	0.50 - 0.60
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	88 - 96
Steelmaking coal transportation costs (CAD$/tonne)	45 - 48

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Click here to view Teck’s full fourth quarter results for 2022.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2022 financial results at 8:00 AM Eastern time, 5:00 AM Pacific time, on February 21, 2023. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Chris Stannell, Public Relations Manager: 604.699.4368

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

4

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

5

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022[1]	2021[2]	2022[4]	2021[2]

Profit attributable to shareholders[1]	$247	$1,487	$4,089	$2,868
Add (deduct) on an after-tax basis:
Asset impairment	—	(150)	952	(150)
Loss on debt purchase	(4)	—	42	—
QB2 variable consideration to IMSA and ENAMI	7	(16)	115	124
Environmental costs	203	19	99	79
Inventory write-downs (reversals)	(2)	8	36	2
Share-based compensation	67	32	181	94
Commodity derivatives	(18)	10	(25)	15
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(791)	—
Other	58	(13)	175	25
Adjusted profit attributable to shareholders	$558	$1,377	$4,873	$3,057

Basic earnings per share[1]	$0.48	$2.79	$7.77	$5.39
Diluted earnings per share[1]	$0.47	$2.74	$7.63	$5.31
Adjusted basic earnings per share	$1.09	$2.58	$9.25	$5.74
Adjusted diluted earnings per share	$1.07	$2.54	$9.09	$5.66

Notes:

1.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
2.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.

6

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2022[1]	2021[2]	2022[4]	2021[2]

Basic earnings per share[1]	$0.48	$2.79	$7.77	$5.39
Add (deduct):
Asset impairment	—	(0.28)	1.81	(0.28)
Loss on debt purchase	(0.01)	—	0.08	—
QB2 variable consideration to IMSA and ENAMI	0.01	(0.03)	0.22	0.23
Environmental costs	0.40	0.04	0.19	0.15
Inventory write-downs (reversals)	—	0.01	0.07	—
Share-based compensation	0.13	0.06	0.34	0.18
Commodity derivatives	(0.04)	0.02	(0.05)	0.03
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(1.51)	—
Other	0.12	(0.03)	0.33	0.04
Adjusted basic earnings per share	$1.09	$2.58	$9.25	$5.74

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2022[1]	2021[2]	2022[4]	2021[2]

Diluted earnings per share[1]	$0.47	$2.74	$7.63	$5.31
Add (deduct):
Asset impairment	—	(0.28)	1.78	(0.28)
Loss on debt purchase	(0.01)	—	0.08	—
QB2 variable consideration to IMSA and ENAMI	0.01	(0.03)	0.21	0.23
Environmental costs	0.39	0.04	0.18	0.15
Inventory write-downs (reversals)	—	0.01	0.07	—
Share-based compensation	0.13	0.06	0.34	0.18
Commodity derivatives	(0.03)	0.02	(0.05)	0.03
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(1.48)	—
Other	0.11	(0.02)	0.33	0.04
Adjusted diluted earnings per share	$1.07	$2.54	$9.09	$5.66

Notes:

1.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
2.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.

7

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022[1]	2021[2]	2022[4]	2021[2]

Profit before taxes[1]	$594	$2,208	$6,565	$4,532
Finance expense net of finance income	23	53	150	210
Depreciation and amortization	384	404	1,674	1,583
EBITDA	1,001	2,665	8,389	6,325
Add (deduct):
Asset impairment	—	(215)	1,234	(215)
Loss on debt purchase	(5)	—	58	—
QB2 variable consideration to IMSA and ENAMI	(13)	(27)	188	141
Environmental costs	272	26	128	108
Inventory write-downs (reversals)	(3)	11	50	1
Share-based compensation	88	43	236	125
Commodity derivatives	(24)	15	(35)	22
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(811)	—
Other	17	3	131	66
Adjusted EBITDA	$1,333	$2,521	$9,568	$6,573

Notes:

1.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
2.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Gross profit	$1,154	$2,114	$8,571	$5,214
Depreciation and amortization	384	375	1,674	1,487
Gross profit before depreciation and amortization	$1,538	$2,489	$10,245	$6,701

Reported as:
Copper
Highland Valley Copper	$135	$195	$738	$883
Antamina	220	284	1,021	992
Carmen de Andacollo	15	44	73	209
Quebrada Blanca	(3)	13	8	42
Other	(3)	—	(3)	—
	364	536	1,837	2,126

Zinc
Trail Operations	(50)	10	(18)	84
Red Dog	179	273	1,060	822
Other	—	2	2	12
	129	285	1,044	918
Steelmaking coal	1,045	1,668	7,364	3,657
Gross profit before depreciation and amortization	$1,538	$2,489	$10,245	$6,701

8

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the proposed separation of our business into two independent, publicly-listed companies; terms and conditions of the Separation, including the expected distribution of EVR shares and cash, available consideration election for shareholders and the Transition Capital Structure to be retained by Teck; the timing for completion of the Separation; the tax and accounting treatment for the Separation; the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and development capital spending in 2023; estimated timing of first copper from Line 1 at QB2; expectation that QB2 will be commissioned in 2023 and production will ramp-up during the year; timing of progress and milestones at our QB2 project, including system completion and handover; expectation that QB2 will have 100% renewable power beginning in 2025; execution of our Copper Growth strategy; expectations regarding our QBME project, including the impact of the project and associated timing expectations for permitting and production; the closing of the transaction with Agnico Eagle Mines Limited; timing of the Zafranal project SEIA, the San Nicolás project feasibility study, the Highland Valley Copper feasibility study and environmental permitting for HVC 2040, the Galore Creek project prefeasibility study; timing for recovery of delayed fourth quarter sales of steelmaking coal; timing for construction of the Elkview AMC project and commencement of mining operations in the Harmer area; the expectation that the Elkview AMC Project will provide high quality steelmaking coal supporting a nine million tonne per annum rate with top quartile operating margins; timing and ability to advance the Fording River Extension; timing of advancement and completion of the North Line Creek Phase 1, Fording River North 1 Phase 3 and Fording River North 2 Phase 1 SRFs; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023-2024 on water treatment, water management and incremental measures associated with the Direction; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; expectations of additional Class B subordinate voting share buybacks; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to complete the Separation, including obtaining receipt of required approvals from the court, shareholders and the Toronto Stock Exchange: the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently

9

contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and court approvals and other conditions of closing necessary to complete the transactions or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; risk that market or other conditions are no longer favourable to completing the Separation; risks relating to business disruption during the pendency of or following the Separation and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the Separation and transactions with NSC and POSCO; our ability to obtain the required approvals for the proposed transaction to eliminate the multiple votes rights attached to the Class A common shares; our ability to satisfy the closing conditions for our transaction with Agnico Eagle; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; our ongoing relations with our employees and with our business and joint venture partners; and the impacts of the COVID-19 pandemic on our operations and projects and on global markets. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompanying the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 900 to 975, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during construction, commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that

10

operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and COVID-19 and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the failure to obtain required approvals in connection with the Separation; adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; changes in tax, legal or regulatory matters or market or other condition such that it conditions are no longer favourable to completing the Separation; business disruptions prior to or following the Separation; changes to our business and/or factors beyond Teck’s control that could have a material adverse effect on Teck or the ability or desire to consummate the Separation and transactions with NSC and POSCO; the possibility that the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares may not be completed on the terms and conditions, or on the timing, currently contemplated, or at all, including due to the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and other approvals and other conditions of closing necessary; changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; difficulty satisfying the closing conditions for our transaction with Agnico Eagle; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production, commissioning and commercial production is dependent on, among other matters, our continued ability to advance progress on construction, commissioning and ramp-up as currently anticipated and successfully manage through the impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. Share buybacks depend on a number of additional factors that may cause actual results to vary, including, the renewal of our ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds. Share repurchases are also subject to conditions under corporate law.

11

The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

12